UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Alpine Immune Sciences, Inc.

(Name of Subject Company (issuer))

Adams Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Vertex Pharmaceuticals Incorporated

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

92532F100

(CUSIP Number of Class of Securities)

Jonathan Biller

Executive Vice President, Chief Legal Officer

Vertex Pharmaceuticals Incorporated

50 Northern Avenue

Boston, Massachusetts 02210

Telephone: (617) 341-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 1 Rodney Square, P.O. Box 636 Wilmington, DE 19899 (302) 651-3250

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Adams Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Parent”), for all of the outstanding shares of common stock of Alpine Immune Sciences, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of April 10, 2024 (the “Merger Agreement”), among Parent, Merger Sub and the Company.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for any tender offer materials that Parent, or the Company will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Parent will file with the SEC a Tender Offer Statement on Schedule TO which will include an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents (together, the “Tender Offer Materials”), and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. THE COMPANY’S SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Materials, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained free of charge under the “Investors” section of Parent’s website at https://investors.vrtx.com/financial-information/sec-filings or by contacting Parent by email at Investorinfo@VRTX.com, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Materials. In addition to the Tender Offer Materials and the Solicitation/Recommendation Statement, the Company and Parent file periodic reports and other information with the SEC. Parent’s and the Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and their respective investor relations websites at the addresses above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements related to Parent, the Company and the proposed acquisition of the Company by Parent (the “Transaction”) that are subject to risks, uncertainties and other factors. While Parent believes the forward-looking statements contained in this communication are accurate, these forward-looking statements represent Parent’s belief only as of the date of this communication, and there are a number of risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management teams. Forward-looking statements are not purely historical and may be accompanied by words such as “anticipates,” “may,” “forecasts,” “expects,” “intends,” “plans,” “potentially,” “believes,” “seeks,” “estimates,” and other words and terms of similar meaning. Such statements may relate to: the ability of Parent to advance the Company’s platform technology and potential therapies, such as povetacicept, on a timely basis; filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Transaction; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Parent may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; and actual or contingent liabilities related to the Transaction. In addition, the product candidates being developed by the Company are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these product candidates will be commercially successful. Forward-looking statements in this communication should be evaluated tother with the many uncertainties that affect Parent’s and the Company’s businesses, particularly those risks listed under the heading “Risk Factors” and the other cautionary factors discussed in the parties’ periodic reports filed with the SEC, including Parent’s annual report on Form 10-K for the year ended December 31, 2023, and its quarterly reports on Form 10-Q and current reports on Form 8-K, and the Company’s annual report on Form 10-K for the year ended December 31, 2023, and its quarterly reports on Form 10-Q and current reports on Form 8-K, as well as the Solicitation/Recommendation Statement to be filed by the Company and the Tender Offer Materials to be filed by Parent and Merger Sub, a direct wholly owned subsidiary of Parent, all of which are available, or will be available when filed, for free on the SEC’s website at www.sec.gov. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to Parent, and Parent disclaims any obligation to update the information contained in this communication as new information becomes available, except as required by law.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Transcript of Investor Presentation Call on April 10, 2024.